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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)



                           Win-Gate Equity Group, Inc.
                           ---------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   972639 10 8
                                 -------------
                                 (CUSIP Number)

                                Gayle Coleman, Esq.
                          2255 Glades Road, Suite 340W
                           Boca Raton, Florida 33431
                                 (561) 241-7400
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 29, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|





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CUSIP No.  972639 10 8             SCHEDULE 13D              Page 2 of 7 Pages
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    1      NAME OF REPORTING PERSONS                      GNB Bank Panama S.A.

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS       N/A

______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X] (1)
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
                SC(2)
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Republic of Panama
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER       (3)
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER     (4)
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER  (3)
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  (5)

______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         (6)

______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                BK
______________________________________________________________________________



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CUSIP No.  972639 10 8             SCHEDULE 13D              Page 3 of 7 Pages
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(1) In connection with the February Letter Agreement described in Item 6 below,
Morgan has agreed to vote his shares in accordance with the February Letter Agreement. If Morgan fails to vote in accordance thereof, Morgan appoints the Reporting Person as his proxy to vote Morgan's stock on all matters as described in the February Letter Agreement. However, other than with respect to the agreements and covenants described in the February Letter Agreement, the Reporting person does not affirm the existence of any group.

(2) In connection with the Loan Agreement described in Item 3 below, the Reporting Person may convert the principal portion of the Loan and Note into Qualifying Shares, as defined in Item 3 below, of the Issuer.

(3) As described in Item 3 below, assuming conversion of the principal portion of the Note and the Loan, the Reporting Person will have voting power of not less than 2.68% of the outstanding stock of the Issuer, on a fully diluted basis, as of the date of any such conversion.

(4) As described in Item 1 below, assuming conversion of the principal portion of the Note and the Loan, the Reporting Person will have voting power of not less than 2.68% of the outstanding stock of the Issuer, on a fully diluted basis, as of the date of such conversion. In addition, based on a Schedule 13D filed with the Securities and Exchange Commission on February 2, 2000 by Gary Morgan (the "Morgan 13D"), a director and principal shareholder of the Issuer as of the date of the filing of the Morgan 13D, Morgan disclosed that he had the sole voting and sole dispositive power as to 8,294,000 shares of Issuer common stock, which represented approximately 48.0% of the outstanding shares of common stock of the Issuer. As described in Item 6 as to the February Letter Agreement, Morgan agreed to vote his shares in accordance with the provisions of the February Letter Agreement and if not so voted, to grant an irrevocable proxy to the Reporting Person. Because the date upon which the Loan and Note may be converted into Qualifying Shares of the Issuer, if ever, is not known, the number of shares for which the Reporting Person has shared voting power cannot be ascertained.

(5) Since the date upon which the principal portion of the Loan and Note may be converted into stock of the Issuer, if ever, is not known, the number of shares for which the Reporting Person has shared voting power cannot be ascertained.

(6) As described in Item 5(a) below, assuming conversion of the principal portion of the Note and Loan, the Reporting Person will not own less than 2.68% of the outstanding stock of the Issuer as of the effective date of the conversion.



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CUSIP No.  972639 10 8             SCHEDULE 13D              Page 4 of 7 Pages
_______________________________________________________________________________


Item 1.  Security and Issuer

This statement on Schedule 13D ("Schedule 13D") relates to "Qualifying Shares", as defined in Item 3 below, of Win-Gate Equity Group, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 North Biscayne Boulevard, Suite 2500, Miami, Florida 33132.

Item 2.  Identity and Background

(a)-(c). This Schedule 13D is filed by GNB Bank Panama S.A. (the "Reporting Person"), a bank organized under the laws of the Republic of Panama, having its principal offices at Calle Manuel Icaza No. 18, Panama City, Republic of Panama.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a bank organized under the laws of the Republic of Panama.

Item 3. Source and Amount of Funds or Other Consideration

In connection with a Loan Agreement (the "Loan Agreement") dated February 29, 2000 by and among the Issuer, Globaltron Communications Corporation, a Delaware corporation and a subsidiary of the Issuer (the "Guarantor"), and the Reporting Person, the Reporting Person made a loan to the Issuer in the principal amount of $5.0 million plus interest at the base rate announced by Citibank N.A plus 1% (the "Loan") as evidenced by an unsecured convertible promissory note (the "Note") due May 29, 2001 (the "Maturity Date"). The Loan was funded on February 29, 2000 and all transaction documents were exchanged on March 17, 2000. The Loan and the Note are convertible if:

         (i) prior to the Maturity Date, the Issuer consummates a private placement of its common stock, par value $.001 (the "Common Stock") or any other class of its equity securities with a preference (as to liquidation, dividend or otherwise) to the Common Stock (collectively, the "Qualifying Shares") of not less than $15.0 million to persons unrelated to the Reporting Person ( the "Qualifying Private Placement") for cash consideration paid of

                  (A) $10 or more per share, then the principal portion of the Note shall automatically convert into Qualifying Shares representing 2.68% of the total issued and outstanding stock of the Issuer immediately after the consummation of the Qualifying Private Placement, on a fully diluted basis, and which Qualifying Shares are subject to certain additional rights, or

                  (B) less than $10 per share, then the principal portion of the Note shall automatically convert into the number of Qualifying Shares equal to the principal amount of the Note, divided by the offering price of the Qualifying Shares pursuant to the terms of the Qualifying Private Placement; provided that the Qualifying Shares to be received by the Reporting Person shall represent not less than 2.68%, on a fully diluted basis, of the total issued and outstanding stock of the Issuer immediately after the consummation of the Qualifying Private Placement, and which Qualifying Shares are subject to certain additional rights; and




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CUSIP No.  972639 10 8             SCHEDULE 13D              Page 5 of 7 Pages
_______________________________________________________________________________


                  (ii) at any time prior to the Maturity Date, at the Reporting Person's request, the Reporting Person may convert the principal portion of the
Note into Common Stock or, at its selection, any other then outstanding stock of the Issuer more senior to the Common Stock, upon 10 days' prior written notice, at which time the principal portion of the Note will convert into that number of shares of the Issuer equal to 2.68%, on a fully diluted basis, of the total issued and outstanding stock of the issuer as of the conversion date.

Interest on the Note and Loan is payable upon the earlier of (y) conversion of the principal portion of the Note and Loan, or (z) the Maturity Date.

Item 4. Purpose of Transaction

The Qualifying Shares will be acquired by the Reporting Person pursuant to the Loan Agreement and related exhibits described in Item 3 above. When and if the Reporting Person converts the principal portion of the Loan and Note into Qualifying Shares, it presently intends to hold the Issuer's shares for investment.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the transactions contemplated by the Loan Agreement described herein.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) Gary Morgan, the chief executive officer, director and principal shareholder of the Issuer, has agreed to vote in favor of appointing a person designated by the Reporting Person to serve as one of the five directors of the Issuer's Board of Directors.

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) The Reporting Person is not aware of any other material changes in the Issuer's business or corporate structure.

(g) The Reporting Person is not aware of any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

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CUSIP No.  972639 10 8             SCHEDULE 13D              Page 6 of 7 Pages
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Item 5. Interest in Securities of the Issuer

(a) The Reporting Person may be deemed to have the right to beneficially own not less than 2.68% of the outstanding stock of the Issuer, on a fully diluted basis, as of the effective date of the conversion.

(b) Prior to conversion of the principal portion of the Note and Loan by the Reporting Person, the Reporting Person has sole power to direct the vote, with respect to the issues described in Item 6 below, with respect to 8,294,000 shares held by Gary Morgan, based solely upon the Morgan 13D. Subsequent to the conversion of the Note and Loan by the Reporting Person, the Reporting person will have sole power to direct the vote, with respect to the issues described in
Item 6.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As an inducement for the Reporting Person to enter into the Loan Agreement, pursuant to a letter dated February 29, 2000 (the "February Letter Agreement") from Gary Morgan ("Morgan"), who is a chief executive officer, director and the principal shareholder of the Issuer to the Reporting Person , Morgan agreed that:

         (i) for a period of three years from the date of the February Letter Agreement, Morgan will not sell, exchange or otherwise transfer (collectively, the "transfer") all or part of Morgan's stock in the Issuer; provided, however, that Morgan may transfer his shares in the Issuer in the event of a merger, consolidation or other sale of assets or other reorganization;

         (ii) after the three-year period referred in clause (i) above, if and to the extent Morgan transfers all or part of his stock in the Issuer, the Reporting Person has tag-along rights on the stock sold or transferred on the same terms and conditions it is offered to Morgan;

         (iii) Morgan will vote his stock in the Issuer in favor of the Reporting Person's designee(s) nominated to serve as one of the five directors on the board of directors of the Issuer; and

         (iv) Morgan will not vote his stock in the Issuer, without the Reporting Person's permission, in favor of:

                  (A) amending the Articles of Incorporation of the Issuer (other than in connection with a Qualifying Private Placement or for non-material amendments),

                  (B) incurring indebtedness in excess of $40.0 million in principal amount prior to a Qualifying Private Placement and $80.0 million in principal amount between such offering and a public offering of any Issuer securities,


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CUSIP No.  972639 10 8             SCHEDULE 13D              Page 7 of 7 Pages
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                  (C) approving a redemption by the Issuer or any of its
affiliates of any securities of the Issuer (other than in connection with the conversion of the principal portion of the Loan and Note into Qualifying Shares),

                  (D) acquiring, or investing in, any entity (or its assets) in excess of $1.0 million (in any one or a series of transactions), with certain exceptions,

                  (E) undertaking a public offering of Issuer securities of less than $90.0 million; provided that after the after the Qualifying Private Placement and before any public offer of shares, there cannot be an offering unless Qualifying Shares get a 50% promote per year, on a compounded basis,

                  (F) declaring any dividends or distributions,

                  (G) liquidating the Issuer or its affiliates,

                  (H) changing the compensation arrangements with employees or current "cap" on compensation for new employees, except in certain instances,

                  (I) entering into any related party transactions, or

                  (J) merging, consolidating, reorganizing or selling the assets unless the Issuer is valued at not less than $200 million, $375 million or $500 million in the three consecutive 12-month periods, respectively, commencing in February, 2000, and any transaction is also conditioned upon the consideration received being cash or securities immediately salable on an established securities exchange or NASDAQ.

In the event that Morgan fails to vote his stock in accordance with clauses
(iii) and/or (iv) of the foregoing paragraph, then, in addition to such other rights and remedies as may be available to the Reporting Person in law or in equity (including without limitation an action for breach of contract), Morgan appoints the Reporting Person as his proxy, which proxy is irrevocable and coupled with an interest, to vote Morgan's stock on all such matters as are within the contemplation of such clauses (iii) and/or (iv). In any such event, the Reporting Person has full power of substitution with regard to such proxy.

Item 7. Material to Be Filed as Exhibits

(a) Loan Agreement dated February 29, 2000 among the Issuer, the Guarantor and the Reporting Person (without Exhibits).

(b) February Letter Agreement dated February 29, 2000 from Morgan to the Reporting Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         GNB BANK PANAMA S.A.


                                     By:/s/ Camilo Verastegui
                                        ----------------------------------
                                        Camilo Verastegui, General Manager
March 9, 2000